JINKOSOLAR HOLDING CO., LTD.

1 Jingke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

February 5, 2010

VIA FACSIMILE AND EDGAR

Tim Buchmiller, Senior Attorney

Geoffrey Kruczek, Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 6010

Re:	JinkoSolar Holding Co., Ltd. (the “Company”)
Registration Statement on Form F-1 (No. 333-164432)
Registration Statement on Form 8-A (No. 001-34615)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Form F-1 Registration Statement”) so that it will become effective at 2:00 p.m., New York City Time, on February 9, 2010 or as soon thereafter as practicable.

The Company also requests that the above-referenced Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering American depositary shares representing common shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the Form F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney of the Company’s US counsel, Baker & McKenzie LLP.

The Company understands that Goldman Sachs (Asia) LL.C., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

In connection with our submission of this request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JinkoSolar Holding Co., Ltd.

By:	/s/ Wing Keong Siew
Name:	Wing Keong Siew
Title:	Director